ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77M

Mergers

JOHN HANCOCK INVESTMENT TRUST

For John Hancock Sovereign Investors Fund

On December 17, 2013, the Board of Trustees approved the merger of John Hancock Sovereign Investors Fund, a series of John Hancock Investment Trust, into John Hancock Large Cap Equity Fund, a series of John Hancock Investment Trust, which occurred after the close of business on May 2, 2014. The Agreement and Plan of Reorganization is attached as an exhibit herewith.